Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Bengaluru Metropolitan Transport Corporation signs a definitive agreement with Tata Motors’ subsidiary for operating 921 electric buses in Bengaluru

Key Highlights:

•	Order is a part of the larger tender by Convergence Energy Services Limited
•	This will cover supply, operations and maintenance of 921 low-floor, 12-metre electric buses
•	Tata Starbus Electric offers superior design and best-in-class features for comfortable travel

Bengaluru, December 16, 2022: Tata Motors, India’s largest commercial vehicle manufacturer, today announced that Bengaluru Metropolitan Transport Corporation (BMTC) has signed a definitive agreement with its fully owned subsidiary, TML Smart City Mobility Solutions Ltd. for operation of 921 electric buses in the city of Bengaluru. As part of the agreement, TML Smart City Mobility Solutions Ltd. will supply, operate and maintain 921 units of 12-metre low-floor electric buses for a period 12 years. Tata Starbus Electric is an indigenously developed vehicle with superior design and best-in-class features for sustainable and comfortable commute.

Commenting on the announcement, Ms. G. Sathyavathi, IAS, Managing Director, Bengaluru Metropolitan Transport Corporation said, “We are pleased to have signed an agreement with TML Smart City Mobility Solutions Ltd. for operating 921 electric buses in Bengaluru. We are confident that the induction of the zero-emission, eco-friendly buses will benefit all stakeholders and help in curbing air pollution. Tata Motors’ vast experience in the electric mobility domain will certainly assist in providing uninterrupted, safe and comfortable commute in the city.”

Speaking at the occasion, Mr. Asim Kumar Mukhopadhyay, CEO and MD, TML Smart City Mobility Solutions Limited said, “It is a momentous occasion for us as we sign the first definitive agreement under the larger CESL tender and are delighted to have partnered with BMTC in their effort to modernise and electrify the public transportation in the city of Bengaluru. We, at Tata Motors, continuously endeavour to develop smart, green and energy efficient mass mobility solutions. We are confident that the electric buses will provide sustainable, safe and comfortable public transportation to the commuters of Bengaluru.”

Tata Motors’ state-of-the-art research and development facilities have steadily worked to engineer innovative mobility solutions powered by alternate fuel technology, including battery-electric, hybrid, CNG, LNG and Hydrogen Fuel Cell technology. Till date, Tata Motors has supplied more than 730 electric buses across multiple cities in India, which have cumulatively clocked more than 55 million kilometres, with an uptime of over 95%.

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About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 37 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries. As of March 31, 2022, Tata Motors’ operations include 86 consolidated subsidiaries, two joint operations, four joint ventures and 10 equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

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Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

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